Exhibit 99.5

Aiming to Provide Your Customers with an Amazing Customer Experience across Touch Points?
We Are Too. Join the Global Web Event Series with NICE and Industry Analysts to Learn How

NICE launches global webinar series event

The global webinar series will feature key industry analysts as well as NICE subject matter experts who will cover best practices and new ways to further improve customer experience across multiple channels

Paramus, New Jersey – April 19, 2016 – NICE (NASDAQ: NICE) announces a global webinar series titled “You CAN Have it All,” which will address the constant balancing act undertaken by customer service organizations to improve customer experience while improving operational efficiency and maintaining a high level of employee engagement.

These webinars will be presented by industry analysts and experts from leading organizations such as Forrester, IDC Research, McGee-Smith Analytics, DMG Consulting, Frost & Sullivan and the UCLA Anderson School of Management, as well as senior NICE subject matter experts.

Among the topics to be discussed are:

•	Attaining the Right Balance - Prioritizing your Contact Center KPI's

•	Intraday Automation: Making the Most of Today for a Better Tomorrow

•	Maximizing your ROI with WFM's Employee Engagement Manager

•	Five Steps to Managing The Digital Contact Center

•	The Perfect Back Office: Maximizing Productivity in your Workforce

•	Navigating The Cognitive Journey with Robotic Process Automation

•	Bringing Social Science into the Contact Center

•	An RPA Roadmap To Navigate the Cognitive Journey

•	Having it All in the Contact Center for 2016 and Beyond

Click here for more details and to register.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.